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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69534

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Orbit Group LLC A Limited Liability Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 International Drive
(No. and Street)

Buffalo	NY	14221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Brooks — 281-989-4713 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freed Maxick CPAs, P.C.
(Name – if individual, state last, first, middle name)

424 Main Street, Suite 800	Buffalo	NY	14202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark S. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ORBIT Group LLC, as of 12/31/2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial Principal

Title


SARAI MARIE PERRY
Notary Public, State of Texas
Comm. Expires 09-25-2019
Notary ID 130383002

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report
- ☒ (n) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ORBIT GROUP LLC
A LIMITED LIABILITY COMPANY

CONTENTS


FreedMaxick CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Orbit Group LLC
(A Limited Liability Company)
Buffalo, New York

We have audited the accompanying statement of financial condition of Orbit Group LLC (the Company) as of December 31, 2015, and the related statements of income / (loss), changes in member's capital and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orbit Group LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Orbit Group LLC's financial statements. The Supplemental Information is the responsibility of Orbit Group LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Freed Maxick CPAs, P.C.

Buffalo, New York
February 26, 2016

ORBIT GROUP LLC
A LIMITED LIABILITY COMPANY
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	82,115
Property and equipment, at cost, less accumulated depreciation of $2,720		9,973
Other assets		2,126
Total Assets	$	94,214

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	30,880
Total Liabilities	$	30,880
Total Member's Capital		63,334
Total Liabilities and Member's Capital	$	94,214

See accompanying notes which are an integral part of the financial statements.

ORBIT GROUP LLC
A LIMITED LIABILITY COMPANY
Statement of Income/(Loss)
For the Year Ended December 31, 2015

Revenue:	
Other Revenue	$ 20,833
Total Revenues	20,833
Expenses:	
Salaries and other employment costs	245,803
Technology and communications	14,140
Occupancy and equipment costs	15,225
Promotional costs	4,701
Regulatory fees and expenses	1,520
Management and corporate overhead expense	48,471
Other expenses	23,513
Total Expenses	353,373
Net Loss	$ (332,540)

See accompanying notes which are an integral part of the financial statements.

ORBIT GROUP LLC
A LIMITED LIABILITY COMPANY
Statement of Changes in Member's Capital
For the Year Ended December 31, 2015

	Member's Capital
Balance at December 31, 2014	$ 395,874
Net Loss	(332,540)
Balance at December 31, 2015	$ 63,334

See accompanying notes which are an integral part of the financial statements.

ORBIT GROUP LLC
A LIMITED LIABILITY COMPANY
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net loss	$ (332,540)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	1,813
Change in assets and liabilities:	
Accounts receivable	19,112
Other assets	5,879
Accounts payable and accrued expenses	(134,637)
Net cash used by operating activities and net decrease in cash	(440,373)
Cash - beginning of year	522,488
Cash - end of year	$ 82,115

See accompanying notes which are an integral part of the financial statements.

ORBIT GROUP LLC
A LIMITED LIABILITY COMPANY
Notes to Financial Statements
December 31, 2015

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Orbit Group LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a New York limited liability corporation. The Company does not carry security accounts for customers or perform custodial functions for customer securities. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

The Company is a wholly-owned subsidiary of AAA Western and Central New York ("AAA"). The Company is dependent upon its Parent to provide personnel, certain administrative services and capital, as necessary, in order to fund operations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Other Assets

Other assets consist primarily of prepaid expenses. Prepaid expenses are carried at cost and are expensed over the period of time to which they relate, generally less than one year.

Revenue Recognition

Member Marketing fees are recognized and billed on a monthly basis through August 2015. This was based upon a monthly fee as stated in a contract with Orbit Group LLC and The Financial Guys, LLC. For the year ended December 31, 2015, $20,833 was recognized as other income.

Commission revenue is based upon investment sales to customers through a referral agreement and recognized when earned. There was no commission revenue for the year ended December 31, 2015.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs incurred for the year ended December 31, 2015 were $4,701 and are reflected as promotional costs in the Statement of Income/Loss.

ORBIT GROUP LLC
A LIMITED LIABILITY COMPANY
Notes to Financial Statements
December 31, 2015

Note 1 - Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $46,835 which was $41,835 in excess of its required net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .66 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Rule 15c3-3 and Regulatory Filings

The Company is exempt from rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" is not required.

The Company properly filed the required regulatory reports in a timely manner for all of 2015. The fourth quarter report, filed on January 26, 2016, and amended on February 25, 2016, is consistent with the audited financial statements.

Note 4 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$	12,693
Less: accumulated depreciation		(2,720)
Total	$	9,973

Depreciation expense for the year ended December 31, 2015, was $1,813 and is reflected in occupancy and equipment costs.

ORBIT GROUP LLC
A LIMITED LIABILITY COMPANY
Notes to Financial Statements
December 31, 2015

Note 5 - Income Taxes

The Company is a Single-Member Limited Liability Company, wholly owned by AAA, and is therefore a disregarded entity for federal income tax purposes. The Company's profit and loss activity is included in the tax return of its sole owner, and no separate federal or state income tax returns are filed for the Company.

Note 6 - Employee Benefit Plans

The Company participates in the benefits of its parent company, AAA. AAA maintains a defined contribution pension plan covering essentially all employees with at least six months of service. The Company makes matching contributions of 100% of the first 1% of an employee's salary, and 50% of the next 4% of salary contributed to the plan. The Company may make additional contributions at its discretion. Employees are incrementally vested over a three year period for all contributions made by AAA. The Company recorded total plan related expenses of $5,502 for the year ended December 31, 2015. The total expense related to the employer matching contribution was $1,902 and the total expense related to the discretionary contribution was $3,600 for the year ended December 31, 2015.

Note 7 - Concentration Risk

At various times during the year then ended, the Company had cash balances in excess of federally insured limits.

Note 8 - Related Party Transactions

The Company entered into an expense sharing agreement with AAA. The Agreement requires AAA to allocate a portion of its expenses to the Company for rent, utilities and shared personnel costs. This allocation totaled $32,613 in 2015 and is reflected within management and corporate overhead costs and occupancy and equipment costs in the Statement of Income/Loss.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2015

Schedule I

ORBIT GROUP LLC
A LIMITED LIABILITY COMPANY
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total Member's Capital qualified for net capital			$	63,334
Deductions and/or charges:				
Non-allowable assets:				
Property and equipment, net	$	9,973		
Other assets		2,126		
Other deductions and/or charges:				
Fidelity bond coverage		4,400	$	(16,499)
Net capital before haircuts on securities positions				46,835
Haircuts on securities (computed, where applicable, Pursuant to Rule 15c3-(f)):				
Money market accounts				
Undue concentration				-
Net capital			$	46,835

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	30,880
Total aggregated indebtedness	$	30,880

Schedule I (continued)
ORBIT GROUP LLC
A LIMITED LIABILITY COMPANY
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (12.5% of total aggregate indebtedness)	$ 3,860
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 41,835
Excess net capital at 1000%	$ 40,835
Ratio: Aggregate indebtedness to net capital	.66 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015, which was filed with the Financial Industry Regulatory Authority on January 26, 2016 and amended on February 25, 2016.

Schedule II

ORBIT GROUP LLC
A LIMITED LIABILITY COMPANY
Other Required Information
As of December 31, 2015

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d) (2):
The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:
The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as required by Rule 15c3-3:
Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended

December 31, 2015



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Orbit Group LLC
(A Limited Liability Company)
Buffalo, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Orbit Group LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Orbit Group LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(i) (the "exemption provisions") and (b) Orbit Group LLC stated that Orbit Group LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Orbit Group LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Orbit Group LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Freed Maxick CPAs, P.C.

Buffalo, New York
February 26, 2016

Orbit Group LLC
A Limited Liability Company
Exemption Report

Orbit Group LLC (the "Company") is a registered broker dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company has filed an Exemption Report because the Company had no obligations under 17 C.F.R. 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year without exception.

Our exemption is based on Section (k)(2)(i).

Orbit Group LLC

I, Mark S. Brooks, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Financial Principal

Date: 2/26/2016


SARAI MARIE PERRY
Notary Public, State of Texas
Comm. Expires 09-25-2019
Notary ID 130383002